CONSENT OF QUALIFIED PERSON
October 20, 2026

To: Aya Gold & Silver Inc. (“Aya” or the “Corporation”)

And to:

Autorité des marchés financiers (Québec) British Columbia Securities Commission Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission of New Brunswick Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador Dear Sirs / Mesdames:
Re:    Filing of a Technical Report Supporting the Press Release Titled “Aya Gold & Silver Announces Updated PEA for Boumadine: After-Tax NPV Doubles to
    $3.5B with 93% IRR” Dated September 9, 2026, (the “Press Release”)

I, Cortney Palleske, do hereby consent to:

(i)the public filing of the technical report titled “Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” dated on October 20, 2026, with an effective date of September 9, 2026, (the “Technical Report”), filed with all of the Canadian Securities regulatory authorities having jurisdiction and publicly with SEDAR+;
(ii)the use of extracts from, or a summary of, the Technical Report in the Press Release and to its filing with the relevant regulatory authorities; and
(iii)the written disclosure of the Technical Report and extracts from, or a summary of, the Technical Report in any written disclosure, filed or being filed by Aya;
I, Cortney Palleske, confirm that I have read the written disclosure filed by Corporation in the Press Release and that it fairly and accurately represents the information in the Technical Report or part that I am responsible for.

[Signature page follows].

DATED on the date first written above

“Original Signed and Sealed”
Cortney Palleske, P.Eng.
Principal Geomechanics Consultant RockEng Inc.